The Greater Cannabis Company, Inc.

15 Walker Avenue, Suite 101

Baltimore, Maryland 21208

July 15, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention: Ms. Ada D. Sarmento

Re:	The Greater Cannabis Company (the “Company”)
Registration Statement on Form S-1, as amended,
File No 333-239755

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement is accelerated so that it will become effective at 4:00 p.m. Eastern Time on Friday, July 17, 2020, or as soon thereafter as practicable.

If you have any further questions or comments, kindly contact the undersigned at (443) 738-4051 or our counsel, Dale S. Bergman, Esq. at (305) 495-4157.

Very truly yours,

THE GREATER CANNABIS COMPANY, INC.

By:	/s/ Aitan Zacharin
Aitan Zacharin, Chief Executive Officer